UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                             RITE AID CORPORATION
                             --------------------
                               (Name of Issuer)


                    Common Stock, $1.00 par value per share
                 ---------------------------------------------
                        (Title of Class of Securities)


                                   767754104
                            ---------------------
                                (CUSIP Number)


                                 April 6, 2006
                            ---------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]  Rule 13d-1(b)

                              [X]  Rule 13d-1(c)

                              [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 767754104                                          Page 2 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).



          GLENVIEW CAPITAL MANAGEMENT, LLC

.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization


          Delaware
.................................................................................
Number of           5.       Sole Voting Power                  None
Shares              ............................................................
Beneficially        6.       Shared Voting Power                28,710,996
Owned by Each       ............................................................
Reporting           7.       Sole Dispositive Power             None
Person With         ............................................................
                    8.       Shared Dispositive Power           28,710,996
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          28,710,996
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)


          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.5% based on 525,429,005 shares outstanding as of December 19, 2005.
.................................................................................
12.       Type of Reporting Person:

          OO

                                 SCHEDULE 13G

CUSIP No.: 767754104                                          Page 3 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          GLENVIEW CAPITAL GP, LLC

.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of           5.       Sole Voting Power                  None
Shares              ............................................................
Beneficially        6.       Shared Voting Power                28,710,996
Owned by Each       ............................................................
Reporting           7.       Sole Dispositive Power             None
Person With         ............................................................
                    8.       Shared Dispositive Power           28,710,996
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          28,710,996
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.5% based on 525,429,005 shares outstanding as of December 19, 2005.
.................................................................................
12.       Type of Reporting Person:

          OO

                                 SCHEDULE 13G

CUSIP No.: 767754104                                          Page 4 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).



          LAWRENCE M. ROBBINS

.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          United States of America
.................................................................................
Number of           5.       Sole Voting Power                  None
Shares              ............................................................
Beneficially        6.       Shared Voting Power                28,710,996
Owned by Each       ............................................................
Reporting           7.       Sole Dispositive Power             None
Person With         ............................................................
                    8.       Shared Dispositive Power           28,710,996
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          28,710,996
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.5% based on 525,429,005 shares outstanding as of December 19, 2005.
.................................................................................
12.       Type of Reporting Person:

          IA

                                                              Page 5 of 10 Pages

Item 1(a).  Name of Issuer:

            Rite Aid Corporation (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            30 Hunter Lane, Camp Hill, PA 17011.

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)  Glenview   Capital    Management,    LLC   ("Glenview    Capital
                Management");

            ii) Glenview Capital GP, LLC ("Glenview Capital GP"); and

            iii) Lawrence M. Robbins ("Mr. Robbins").

            This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

            Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview
Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022.

                                                              Page 6 of 10 Pages

Item 2(c).  Citizenship

            i) Glenview Capital Management is a Delaware limited liability company;

            ii) Glenview Capital GP is a Delaware limited liability company; and

            iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, $1.00 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            767754104

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

Item 4      Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of April 13, 2006, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 28,710,996 Shares. This amount consists of: (A) 1,389,631 Shares held for the account of Glenview Capital Partners; (B) 16,871,253 Shares held for the account of Glenview Capital Master Fund; (C) 7,847,212 Shares held for the account of Glenview Institutional Partners; (D) 2,020,893 Shares held for the account of the GCM Little Arbor Master Fund; (E) 549,215 Shares held for the account of GCM Little Arbor Institutional Partners; and (F) 32,792 Shares held for the account of GCM Little Arbor Partners.

Item 4(b)   Percent of Class:

            The number of Shares of which each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 5.5% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 525,429,005 shares outstanding as of December 19, 2005).

Item 4(c)   Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP and Mr. Robbins:
-----------------------------------------------------------------

(i) Sole power to vote or direct the vote:                              0

(ii) Shared power to vote or direct the vote:                  28,710,996

(iii) Sole power to dispose or direct the disposition of:               0

(iv) Shared power to dispose or direct the disposition of:     28,710,996

                                                              Page 7 of 10 Pages

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2006                       GLENVIEW CAPITAL MANAGEMENT, LLC


                                           By: /s/ Lawrence M. Robbins
                                               ---------------------------------
                                           Name: Lawrence M. Robbins
                                           Title: Chief Executive Officer

Date: April 17, 2006                       GLENVIEW CAPITAL GP, LLC


                                           By: /s/ Lawrence M. Robbins
                                               ---------------------------------
                                           Name: Lawrence M. Robbins
                                           Title: Chief Executive Officer

Date: April 17, 2006                       LAWRENCE M. ROBBINS

                                           /s/ Lawrence M. Robbins
                                           -----------------------

                                                              Page 9 of 10 Pages


                                 EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A      Joint Filing Agreement, dated  April 17,  2006 by and among
       Glenview Capital Management, LLC, Glenview Capital GP, LLC,
       and Lawrence M. Robbins.........................................    10

                                                             Page 10 of 10 Pages



                                   EXHIBIT A

                            JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Rite Aid Corporation dated as of April 17, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: April 17, 2006                       GLENVIEW CAPITAL MANAGEMENT, LLC


                                           By: /s/ Lawrence M. Robbins
                                               ---------------------------------
                                           Name: Lawrence M. Robbins
                                           Title: Chief Executive Officer

Date: April 17, 2006                       GLENVIEW CAPITAL GP, LLC


                                           By: /s/ Lawrence M. Robbins
                                               ---------------------------------
                                           Name: Lawrence M. Robbins
                                           Title: Chief Executive Officer

Date: April 17, 2006                       LAWRENCE M. ROBBINS

                                           /s/ Lawrence M. Robbins
                                           -----------------------